"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Rel[illegible] +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 28.01.02

ORK – BBH to acquire its eight brewery in Russia

Baltic Beverages Holding AB (BBH) has made an agreement with the principal shareholders in Voronezh Brewery to acquire 70% of the shares through a directed issue. With this acquisition, BBH's market share in beer will increase to about 32%.

Voronezh Brewery is situated in the town of Voronezh in southern Russia, some 500 kilometres south of Moscow. The brewery has an annual capacity of 73 million litres and it is the leading brewery in the region. The acquisition further strengthens BBH's position in the principal population centres in Russia and improves the logistic structure.

The acquisition is contingent upon approval of the Russian competition authorities. Technical modernisation of the brewery will commence immediately after such approval is given. The first phase of the modernisation programme involves investments estimated to NOK 150 million (USD 17 million).

Hartwall and Carlsberg Breweries own 50% each of BBH. Orkla owns 40% of Carlsberg Breweries. In 2000, BBH's net sales amounted to NOK 5.2 billion. The aggregate production output of BBH's breweries was 18.3 million hectolitres. BBH employs over 10,000 people.